November 4, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Registration Statement on Form S-1 (File No. 333-191607)
Attn:	Kamyar Daneshvar/Craig Slivka – Legal

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Norcraft Companies, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 6, 2013, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Carl Marcellino of Ropes & Gray LLP, counsel to the Company, at (212) 841-0623 as soon as the registration statement has been declared effective.

Very truly yours,

NORCRAFT COMPANIES, INC.

By:	/s/ Mark Buller
Name:	Mark Buller
Title:	Chief Executive Officer